Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 866.974.7329

February 14, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandra Hunter Berkheimer and David Lin

Re:	Bakkt Holdings, Inc. Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Filed February 14, 2024 (File No. 333-261034)

Dear Ms. Berkheimer and Mr. Lin:

On behalf of Bakkt Holdings, Inc. (including its subsidiaries as the context requires, the “Company” and, in the responses below, “we”, “us” and “our”), we submit this letter containing consolidated responses to the comment letter, dated February 14, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-reference registration statement (the “Registration Statement”).

For ease of review, each of the comments from your letter relating to the Registration Statement are set forth below, followed by the Company’s responses.

Response Dated February 13, 2024

General

1.

While we do not have any further comments at this time regarding your disclosure or the responses that you have provided to our prior comments, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses. Please also confirm your understanding that, with respect to your business operations, and in particular the Bakkt Crypto and Bakkt Marketplace platforms and the crypto assets you make available for trading on those platforms, our decision not to issue additional comments does not mean that we either agree or disagree with any conclusions you have made, positions you have taken or practices you have engaged in or may engage in.

AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

February 14, 2024

Response:

The Company respectfully acknowledges the Staff’s comment and confirms and acknowledges that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s disclosure or responses. Further, the Company acknowledges and confirms that, with respect to the Company’s business operations, and in particular the Bakkt Crypto and Bakkt Marketplace platforms and the crypto assets the Company makes available for trading on those platforms, the Staff’s decision not to issue additional comments does not mean that the Staff either agrees or disagrees with any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in.

Please direct any questions regarding the Company’s responses or the Registration Statement to J. Matthew Lyons at (512) 338-5411 or mlyons@wsgr.com or Austin D. March at (512) 338-5410 or amarch@wsgr.com.

Sincerely,

/s/ Wilson Sonsini Goodrich & Rosati, Professional Corporation

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

cc:	Gavin Michael, Bakkt Holdings, Inc.

Marc D’Annunzio, Bakkt Holdings, Inc.

Paul Simmons, Bakkt Holdings, Inc.

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